Prospectus Cross Reference
                                                      June 9, 2003







                          TUDOR FUND FOR EMPLOYEES L.P.
                        (A Delaware Limited Partnership)


                                Supplement to the
                          Prospectus Dated June 9, 2003


        -----------------------------------------------------------------------


        This Supplement is an integral part of, and should be read together with, the Prospectus dated June 9, 2003 ("Prospectus"), also delivered herewith. All capitalized terms used in this Supplement and not defined herein have the same meanings as used in the Prospectus.

        -----------------------------------------------------------------------








                              CIS SECURITIES, INC.



        Neither Tudor Fund For Employees L.P. nor Tudor Investment Corporation is affiliated with Tudor Fund, a U.S. mutual fund registered under the Investment Company Act of 1940, or with Tudor Management Co., Inc., a wholly owned subsidiary of Weiss Peck & Greer.

                  The date of this Supplement is March 24, 2004

GENERAL INFORMATION

         The Prospectus is amended to reflect the accuracy and timeliness of information, including capitalization, selected financial data, financial condition and results of operations, ownership, and performance information.

AMENDMENTS TO PROSPECTUS

         1. The Partnership. The information regarding the Partnership's sale of Units on page 8 (third full paragraph under "THE PARTNERSHIP") is deleted in its entirety and the following is substituted therefor:

              Since July 1990, the Partnership has been offering unsold Units for sale at a price equal to 100% of the Net Asset Value of a Unit as of the opening of business on the first day of each calendar quarter. After the March 1, 2004 closing, 5,454 Units were outstanding, with 15,229 Units having been sold, 4,771 Units remaining unsold, 9,953 of the sold Units having been redeemed, and 178 Units having been allocated to the TIC 401(k) Plan. In addition, the General Partner holds 197 units of general partnership interest.

         2. Capitalization. The information regarding the capitalization of the Partnership on page 14 (second full paragraph and table under "CAPITALIZATION") is deleted in its entirety and the following is substituted therefor:

         The following table shows

         o the actual capitalization of the Partnership as of March 1, 2004 based on the Units outstanding on that date; and

         o the pro forma capitalization of the Partnership if all unsold Units (4,771 Units) were sold at the estimated Net Asset Value thereof as of March 1, 2004 (i.e., $11,902.29).

                                                                                      Pro Forma
                                                         Actual                     Amount if the
                                                         Amount                   Maximum Number of
                 Title of Class                    as of March 1, 2004          Unsold Units is Sold
                 --------------                    -------------------          --------------------
         Units of Limited Partnership Interest          $64,860,199                 $121,607,493
         Units of General Partnership Interest(1)         2,343,374                    2,343,374
                                                        -----------                 ------------
                 TOTAL                                  $67,203,573                 $123,950,867
                                                        ===========                 ============

         ------------------------

         (1) The actual amount shown reflects the Net Asset Value of units of general partnership interest outstanding as of March 1, 2004 (197 Units). The Net Asset Value of a unit of general partnership interest is equal to the Net Asset Value of a Unit of limited partnership interest. The General Partner has agreed to contribute such amounts to the Partnership as are necessary from time to time to make the General Partner's capital contribution equal to the greater of (i) $200,000 and (ii) the sum of (a) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to the Partnership by all Partners and (b) 1% of the aggregate capital contributions to the Partnership by all Partners in excess of $10,000,000.

         3. Selected Financial Data. The table set forth on page 15 under "SELECTED FINANCIAL DATA" following the first full paragraph thereof is deleted in its entirety and the following is substituted therefor:

                                          Nine Months Ended                           Years Ended December 31,
                                          -----------------      -------------------------------------------------------------------
                                      September     September
                                       30, 2003      30, 2002        2002          2001          2000          1999          1998
                                    ------------------------------------------------------------------------------------------------
Revenues .........................    $6,753,421    $7,459,112   $10,148,134    $8,850,572    $5,538,110    $1,981,370    $5,159,521
Expenses .........................    $1,601,926    $1,569,507    $2,068,306    $1,554,422    $1,035,471      $684,010      $962,387
                                    ------------------------------------------------------------------------------------------------
Net Income .......................    $5,151,495    $5,889,605    $8,079,828    $7,296,150    $4,502,639    $1,297,360    $4,197,134
Total Assets .....................   $58,229,334   $43,877,549   $48,756,213   $33,669,386   $27,918,377   $22,242,164   $18,265,036
Partners' Capital (see
  "REDEMPTIONS")..................   $55,396,703   $42,335,782   $45,362,746   $31,790,384   $22,161,072   $16,332,215   $14,891,112
Units Outstanding ................         4,684         4,098         4,187         3,560         3,123        2,847          2,786
Net Asset Value Per Unit .........       $11,826       $10,331       $10,835        $8,929        $7,096       $5,737         $5,344
Change in Net Asset Value Per Unit          $991        $1,402        $1,906        $1,833        $1,359         $393         $1,359
Net Income Per Unit ..............        $1,085        $1,468        $1,988        $1,898        $1,337         $379         $1,327

         4. Management's Discussion and Analysis of Financial Condition and Results of Operations. The information set forth on pages 15 through 18 under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" is deleted in its entirety and the following is substituted therefor:

         The following discussion should be read in conjunction with the financial statements of the Partnership and related notes thereto.

         Liquidity

              The Partnership's assets are deposited and maintained with banks and in trading accounts with clearing brokers and counterparties, including BPL. These assets are used by the Partnership as margin and collateral to engage in derivative instrument trading. Since the Partnership's sole purpose is to trade in derivative instruments, it is anticipated that the Partnership will continue to maintain substantial liquid assets for margin and collateral purposes.

              Cash and cash equivalents are part of the Partnership's inventory. Cash and cash equivalents of $49,335,264 and $45,498,833 represented approximately 85% and 93% of the Partnership's assets as of September 30, 2003 and December 31, 2002. The cash and cash equivalents satisfy the Partnership's need for cash on both a short term and long term basis.

              Since futures trading generates a significant percentage of the Partnership's income, any restriction or limit on that trading may render the Partnership's investment in futures contracts illiquid. Most U.S. commodity exchanges limit fluctuations in certain commodity contract prices during a single day by regulations referred to as a "daily price fluctuation limits" or "daily limits." Pursuant to such regulations, during a single trading day, no trade may be executed at a price beyond the applicable daily limit. If the price for a contract or a particular commodity has increased or decreased by an amount equal to the applicable "daily limit," positions in such contracts can neither be taken nor liquidated unless traders are willing to effect trades at or within such limit. Futures contract prices have occasionally moved the applicable daily limits for several consecutive days with little or no trading. Although financial contracts can generally be closed out at TIC's discretion, such market conditions could prevent the Partnership from promptly liquidating its commodity positions. See "PRINCIPAL RISK FACTORS--Commodity Interest Contract Trading May Be Iliquid."

         Capital Resources

              The Partnership does not have, nor does it expect to have, any fixed assets. Redemptions and additional sales of Units in the future will impact the amount of funds available for investment in commodity interest contracts in subsequent periods. As the amount of capital changes, the size of the positions taken by the Partnership is adjusted.

              The Partnership is currently open to new subscriptions and contributions, which can be made quarterly. Periodically, the Partnership opens up subscriptions and contributions on a monthly basis. Such subscriptions and contributions are limited to employees of TIC, its affiliates, their principals, and certain employee benefit plans, including, but not limited to, the TIC 401(k) Plan. See "INVESTMENT PROGRAM AND USE OF PROCEEDS."

         Current Market Environment

              The Partnership's trading results for the quarter ended September 30, 2003 were positive across a range of markets and instruments. The Partnership benefited from positions held in currencies and fixed income as the U.S. dollar weakened against several countries, while long term interest rates in Japan reached new highs. The Partnership also benefited from strategies in the European equity market as equity indices exhibited a sharp decline during the third quarter of 2003.

         Results of Operations for the Three and Nine Months Ended September 30, 2003 as Compared to the Three and Nine Months Ended September 30, 2002

              The Partnership reported a net increase in Net Assets resulting from operations of $4,666,431 and $5,151,495 for the three and nine months ended September 30, 2003 compared to a net increase (decrease) in Net Assets resulting from operations of $(760,407) and $5,889,605 for the three and nine months ended September 30, 2002.

              The following table compares Net Asset Values at year-end 2002, 2001, and 2000:

                                                            Increase During
                                         Net Asset                Year
                                           Value       -------------------------
                                         Per Unit          $              %
                                        ----------     ---------       ---------
         December 31, 2002............  $10,834.75     $1,905.85         22.34%
         December 31, 2001............    8,928.90      1,833.12         25.83
         December 31, 2000............    7,095.78      1,358.85         23.69

                  The following table compares Net Asset Value per Unit for the three and nine months ended September 30, 2003 and September 30, 2002:

                                                             Change in Net Asst Value Per Unit
                                                             ---------------------------------
                                         Net Asset          Three Months            Nine Months
                                         Value per             Ended                  Ended
                                           Unit             September 30            September 30
                                           ----             ------------            ------------
         September 30, 2003...........  $11,826.21     $ 944.65        8.68%     $  991.46     9.15%
         September 30, 2002...........  $10,331.04     $(192.85)      (1.83)%    $1,402.14    15.70%

              Inflation is not expected to be a major factor in the Partnership's operations, except that traditionally the commodities markets have tended to be more active during inflationary periods. Since the commencement of the Partnership's trading operations in July 1990, inflation has not been a major factor in the Partnership's operations.

         Investment Income

              Interest income for the three and nine months ended September 30, 2003 was $136,473 and $438,211 compared to the three and nine months ended September 30, 2002 of $189,599 and $507,309. The Partnership earns interest income on cash and cash equivalents maintained with banks and in trading accounts held with clearing brokers and counterparties, including BPL, and used by the Partnership as collateral to engage in futures, option and forward contracts and other commodity interest contracts. The decrease in interest income was due primarily to the periodic lowering of interest rates by the banking authorities. The Partnership's interest income fluctuates in response to the levels of collateral pledged with counterparties as well as changes in overall interest rates.

         Investment Expense

              Interest expense for the three and nine months ended September 30, 2003 was $10,279 and $23,840 compared to the three and nine months ended September 30, 2002 of $3,471 and $10,733. The Partnership's interest expense fluctuates in response to the levels of collateral pledged by counterparties on which the Partnership is required to pay interest.

              Brokerage commission expense for the three and nine months ended September 30, 2003 was $88,215 and $284,844 compared to the three and nine months ended September 30, 2002 of $75,480 and $254,882. These expenses represent all brokerage commissions, exchange, NFA and other fees incurred in connection with the execution and clearing of commodity interest trades, and will vary based on the Partnership's trading activity during the period. The increase in brokerage commissions was due to the increase in trading volume directly driven by the increase in assets under management. The General Partner anticipates that the Partnership will normally pay approximately 1% of its average Net Assets in brokerage commissions and other transaction costs and charges annually.

         Operating Expenses

              Management fees for the three and nine months ended September 30, 2003 were $218,074 and $626,512 compared to the three and nine months ended September 30, 2002 of $172,607 and $479,255. Because management fees are calculated as a percentage of the Partnership's Net Assets, the increase in fees of approximately 26% and 31% was due to the overall increase in assets under management of 25% and 31%.

              Incentive fees for the three and nine months ended September 30, 2003 were $482,958 and $494,538 compared to the three and nine months ended September 30, 2002 of $0 and $621,857. Incentive fees will fluctuate based on the amount, if any, of Net Trading Profits earned by the Partnership.

              Professional fees and other expenses for the three and nine months ended September 30, 2003 were $75,879 and $196,032 compared to the three and nine months ended September 30, 2002 of $121,398 and $213,513. Professional fees and other expenses remained relatively stable for the three and nine months ended September 30, 2003 as compared to September 30, 2002.

          Net Realized and Unrealized Gains (Losses) On Trading Activities

              Net realized and unrealized trading gains and losses are recorded in the Partnership's statements of operations. The following table summarizes the components (in thousands) of net realized and unrealized gains and losses, net of brokerage commissions, for the three and nine months ended September 30, 2003 and September 30, 2002:

                                                              Three Months
                                                                  Ended          Nine Months Ended
                                                              September 30,        September 30,
                                                              -------------        -------------
                                                             2003       2002       2003     2002
                                                             ----       ----       ----     ----
Exchange-traded contracts:
    Interest rate futures and options...................   $ 2,509     $ (927)  $ 3,272  $ 1,635
    Foreign exchange futures............................       142         (3)      190      159
    Commodity futures and options.......................       123         --       198       --
    Equity index futures................................       663       (575)     (676)     992
Over-the-counter contracts:
    Foreign exchange forwards and options...............     1,542        793     3,597    4,202
    Commodity swaps.....................................       (30)        62      (335)      33
    Equity index swaps..................................       (93)        --      (335)    (334)
    Forward rate agreements.............................        --         --       (16)      --
    Interest rate swaps.................................        --        150       (35)     150
    Non-financial derivative instruments................       461       (152)      194     (129)
                                                           -------     ------   -------   ------
    Total...............................................   $ 5,317     $ (652)  $ 6,054   $6,708
                                                           =======     ======   =======   ======

              As the Partnership is a speculative trader in the commodities markets, current period results are not comparable to prior period's results.

              The following table illustrates the Partnership's net realized and unrealized gains and losses on trading activities as a percentage of average Net Assets, brokerage commissions and fees as a percentage of average Net Assets, and incentive fees as a percentage of net realized and unrealized gains and losses on trading activities:

                                                            Three Months Ended,             Nine Months Ended,
                                                            -------------------             ------------------
                                                       September 30,   September 30,   September 30,  September 30,
                                                           2003            2002            2003           2002
                                                           ----            ----            ----           ----
Net realized and unrealized gains (losses) on trading
   activities as a percentage of average Net Assets        10.2%          (1.3)%           12.6%        18.0%
Brokerage commissions and fees as a percentage of
   average Net Assets                                       0.2%           0.2%             0.6%         0.7%
Incentive fees as a percentage of net realized and
   unrealized gains on trading activities                   8.9%           0.0%             7.8%         8.9%

         Off-Balance Sheet Risk

              In the normal course of business, the Partnership is a party to a variety of off-balance sheet financial instruments in connection with its trading of certain derivative instruments. Derivatives are often referred to as "off-balance sheet instruments" as a derivative's notional amount is not recorded on the balance sheet. Notional amounts are generally not exchanged in a derivative transaction. Instead, notional amounts represent the basis for calculating and exchanging cash flows during the duration of the derivative contract. As a result, notional amounts are generally not indicative of the amount of Partnership assets that are at risk. As a writer of options, the Partnership bears the risk of unfavorable changes in the price of the underlying instruments which may be in excess of the premiums received.

              The Partnership values its derivatives instruments at market value, with the accompanying gains and losses reflected in the statements of operations.

         The determination of market value is generally based upon independent market values when available from major exchanges or, if none are available, from independent broker quotations. Additionally, in determining market value, management utilizes pricing models with market quoted inputs and also considers closing exchange prices of related instruments, time value of money, volatility factors of the underlying instruments, and other market conditions.

         New Accounting Pronouncement

              On May 15, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of an issuer and have characteristics of both liabilities and equity. SFAS 150 requires that financial instruments that are issued in the form of shares that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur in the future to be classified as liabilities. For SEC registrants deemed "non-public" entities under SFAS 150, SFAS 150 is effective for fiscal periods beginning after December 15, 2003. The Partnership will adopt SFAS 150 on January 1, 2004. As a result of adopting the new standard, the Partnership will reclassify those Units that are redeemable upon an event certain (e.g., the death of the Partner) to liabilities from equity with subsequent returns on such Units reflected on the statement of operations. Adoption of SFAS 150 will affect the presentation of the Partnership's financial position and ratios to average Net Assets as a result of the reclassification, but it will have no impact on the value of Units.

         5. Risk Management. The section under the heading "Market Risk Management" is amended by deleting the information beginning with the fourth paragraph on page 19 and ending at the end of such section and the following is substituted entirely therefor:

              The following table illustrates the VaR for each component of market risk as of September 30, 2003 and December 31, 2002. The dollar values represent the VaR at the 99% confidence level.

                                                                            September 30,      December 31,
         Risk Factors                                                          2003                2002
         ------------                                                          ----                ----
         Interest rate derivatives........................................  $   367,352        $  152,864
         Foreign exchange derivatives.....................................      849,956           332,771
         Equity index derivatives.........................................      668,549           327,531
         Non-financial derivative instruments.............................      673,085                --
         Correlation offset(1)............................................   (1,828,942)         (472,865)
                                                                            -----------        ----------
         Aggregate VaR....................................................  $   730,000        $  340,301
                                                                            -----------        ----------

         (1) The correlation offset equals the difference between Aggregate VaR and the sum of the VaRs for the four risk factors. This offset arises due to the correlation that exists in the individual items being aggregated.

                  The following table illustrates the Partnership's high, low and average daily VaR during the nine and twelve months ended September 30, 2003 and December 31, 2002 for each component of market risk noted above:

                                                   September 30, 2003                  December 31, 2002
                                                   ------------------                  -----------------
Risk Factors                                 High(2)        Low(2)    Average     High(2)       Low(2)     Average
------------                                 -------        ------    -------     -------       ------     -------
Interest rate derivatives                  $   492,705    $ 114,740  $ 177,001  $ 1,051,417    $ 65,021   $ 303,459
Foreign exchange derivatives                   734,244      114,123    275,066    1,424,552     203,257     500,126
Equity index derivatives                       860,744      165,731    282,908      643,822     116,945     173,499
Non-financial derivative instruments           315,690       54,717    160,535      173,062      77,579      68,328
Correlation offset(1)                         (565,383)    (288,311)  (252,510)  (1,770,951)   (333,043)   (411,412)
                                           -----------    ---------  ---------  ------------   ---------  ---------
Aggregate VaR                              $ 1,838,000    $ 161,000  $ 643,000  $ 1,521,902    $ 129,759  $ 634,000
                                           -----------    ---------  ---------  -----------    ---------  ---------

(1) The correlation offset equals the difference between Aggregate VaR and the sum of the VaRs for the four risk factors. This offset arises due to the correlation that exists in the individual items being aggregated.

(2) The balances shown for each component of market risk represent their daily VARs on the day that the Partnership experienced its highest and lowest daily VAR during the period.

              At September 30, 2003, the Partnership's primary market exposure was to foreign exchange, equity index, and non-financial derivatives.

              Changes in interest rates directly affect the price of interest rate futures and may, indirectly, affect the price of foreign exchange futures and equity index futures. At September 30, 2003, the Partnership's interest rate exposure was primarily to interest rate fluctuations in the United States and other G-7 countries.

              The Partnership's foreign exchange contract exposure results from fluctuations in exchange rates. Exchange rates fluctuate due to many factors, including changes in interest rates, rates of inflation and government policies and programs.

              The Partnership's equity index exposure was primarily attributable to equity price risk in the United States and other G-7 countries. Stock index futures traded by the Partnership are principally limited to futures on broad-based equity indices.

              The Partnership's exposure in non-financial derivative instruments was primarily attributable to trading in metals and grains.

              In addition to exchange traded instruments, the Partnership is exposed to various OTC derivative instruments, including swaps and forward contracts. In addition to having price risk that may be similar to exchange traded instruments, OTC instruments may result in the Partnership having credit risk associated with its OTC contract counterparties.

              Cash and due from brokers balances are held principally at U.S. banks, U.S. securities dealers, and certain international financial institutions.

         Credit Risk Management

              Derivative instruments are bilateral agreements that result in credit exposure between counterparties. Exchange-traded derivatives settle through clearing houses backed by multiple members and present relatively low credit risk. OTC derivatives are settled with individual counterparties and present potential credit risk exposure. TIC attempts to minimize exposure to trading counterparties and brokers through the use of bilateral collateral agreements ("Collateral Agreements") with the Partnership's OTC derivative counterparties and through formal credit policies and monitoring procedures. TIC has a Credit Committee, comprised of senior managers from different disciplines throughout TIC and its affiliates, that meets regularly to analyze the credit risks associated with the Partnership's counterparties, intermediaries and service providers. A significant portion of the Partnership's positions, including cash and due from brokers, are invested with or held at highly rated banks and securities dealers.

              TIC establishes counterparty exposure limits and specifically designates which product types are approved for trading with each counterparty. TIC attempts to reduce the credit risk of the Partnership by establishing stringent credit terms in its legal trade documentation (i.e., ISDA agreements, master netting agreements, etc.) with counterparties. In addition, TIC monitors exposure levels and actively moves collateral with counterparties to reduce exposure.

              Futures and forwards are typically liquidated by entering into offsetting contracts with the same counterparty. Swaps and forward rate agreements are either liquidated or held to maturity. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the present value of future net cash requirements.

              Exchange-traded futures and option contracts are marked to market daily, with variations in value settled on a daily basis with the exchange upon which such instruments are traded and with the brokers through which the futures and options contracts are cleared. Forward contracts are generally cash settled with the Partnership's counterparty two days after the trade.

              Notwithstanding the risk monitoring and credit review performed by TIC with respect to its counterparties, there is always a risk of counterparty nonperformance.

              Generally, financial contracts can be closed out at TIC's discretion. An illiquid or closed market, however, could prevent the close-out of positions.

         6. Performance Record of the Partnership. The information regarding the performance record of the Partnership beginning with the second paragraph on page 22 under "PERFORMANCE RECORD OF THE PARTNERSHIP" is deleted in its entirety and the following is substituted therefor:

              The performance record of the Partnership from January 1, 1999 through February 29, 2004 is shown below. The Partnership's complete performance record since it began trading (July 2, 1990 through February 29, 2004) is shown in Item 8 below. The information below and in Item 8 is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below and in Item 8 are representative of the rates of return experienced by each investor holding a Unit during the period shown.

              The information below and in Item 8 has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

              You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

                      ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                                       Rates of Return (1)(2)

                                                   2004       2003      2002       2001      2000       1999
                                               ---------------------------------------------------------------
         January.........................         -0.14%     -1.05%     1.55%     -0.64%    -0.85%     -4.05%
         February........................          0.58%     -2.71%     0.64%      2.38%     5.10%      6.31%
         March...........................                    -1.55%     1.24%      8.21%    -7.98%     -6.03%
         April...........................                     1.89%     2.71%     -4.11%    -0.43%     -2.46%
         May.............................                     0.59%     4.88%      1.26%     5.69%     -0.94%
         June............................                     3.38%     5.76%      3.20%    -3.87%     -1.46%
         July............................                    -2.15%    -2.26%      4.45%    -0.95%      3.39%
         August..........................                     2.56%    -1.12%      5.87%     1.81%      2.05%
         September.......................                     8.30%     1.57%      4.07%     6.54%      0.07%
         October.........................                    -3.88%    -0.54%      2.05%    -1.92%      4.52%
         November........................                     0.66%     4.08%     -4.19%     8.34%      4.49%
         December........................                     3.57%     1.31%      1.40%    11.70%      2.01%
                                               ---------- ---------- --------- ---------- --------- ----------
         Annual (Period) Rate of Return(2)(3)      0.44%      9.38%    21.34%     25.83%    23.69%      7.35%
                                               ========== ========== ========= ========== ========= ==========


         Name of Fund:                                               Tudor Fund For Employees L.P.
         Type of Fund:                                               Publicly Offered
         Inception of Trading:                                       July 2, 1990
         Aggregate Subscriptions Since Inception (3):                $73,748,000
         Aggregate Redemptions Since Inception (3):                  $45,718,000
         Current Net Assets (3):                                     $67,249,000
         Largest Monthly Percentage Drawdown (4):                    March 2000 (-7.98%)
         Worst Peak to Valley Percentage Drawdown (5):               March 1, 1999--June 30, 1999 (-10.53%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

         The performance data presented above has been calculated on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

         (1) "Monthly Rate of Return" is calculated by dividing Net Performance by Beginning Net Assets plus Additions. Monthly Rate of Return does not take into account Withdrawals. Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

              "Additions" represents all additional capital contributed during a month.

              "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

              "Net Assets" means the market value of the Partnership's assets less any accrued liabilities.

              "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

              "Withdrawals" represents all withdrawals of capital during a month.

         (2) "Annual (Period) Rate of Return" is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

         (3)  As of March 1, 2004.

         (4) "Largest Monthly Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

         (5) "Worst Peak to Valley Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.


         7. Security Ownership of Certain Beneficial Owners and Management. The information regarding "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT" of the Partnership beginning on page 45 is deleted in its entirety and the following is substituted therefor:

         Security Ownership of Certain Beneficial Owners

              As of March 1, 2004, the only persons who owned more than five percent (5%) of the outstanding interests in the Partnership were:

                                                                                               Number
         Name (1)                                     Address                                 of Units       Percent
         ----                                         -------                                 --------       -------
         Tudor Investment Corporation 401(k) Savings  1275 King Street                        913.6397        16.2%
         and Profit-Sharing Plan ................     Greenwich, CT 06831

         James Pulaski...........................     c/o Tudor Investment Corporation        650.1644        11.5%
                                                      1275 King Street
                                                      Greenwich, CT 06831

         John G. Macfarlane, III.................     c/o Tudor Investment Corporation        380.2705         6.7%
                                                      1275 King Street
                                                      Greenwich, CT 06831

         Spencer W. Lampert......................     c/o Tudor Investment Corporation        303.2106         5.4%
                                                      1275 King Street
                                                      Greenwich, CT 06831

         ------------------
         (1) The persons named in this table have sole voting and investment power with respect to all interests in the Partnership shown as beneficially owned by them, subject to community property or similar laws where applicable.

         Security Ownership of Management

              As of March 1, 2004, the General Partner and the executive officers of the General Partner collectively owned 13.0% of the outstanding interests in the Partnership. As of March 1, 2004, in addition to the persons identified in the table above, Mark F. Dalton and Andrew S. Paul, each of whom is a principal of both the General Partner and the Trading Advisor, owned 24.6276 Units (0.4%) and
         110.5747 Units (2.0%), respectively.

         8. Additional Partnership Performance. The information regarding the performance record of the Partnership on pages SAI-1 and SAI-2 is deleted in its entirety and the following is substituted therefor:

                       ADDITIONAL PARTNERSHIP PERFORMANCE

              The Partnership's complete performance record since it began trading (July 2, 1990 through February 29, 2004) is shown below.

              The information below is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below are representative of the rates of return experienced by each investor holding a Unit during the period shown.

              The information below has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

              You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

                               ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                                               Rates of Return (1)(2)
                                               ----------------------

                 2004    2003    2002   2001    2000    1999   1998    1997    1996   1995    1994    1993   1992    1991    1990
               --------------------------------------------------------------------------------------------------------------------
January........ -0.14%  -1.05%   1.55% -0.64%  -0.85%  -4.05% -0.35%   2.69%   9.92%  4.12%   4.61%  -2.80%  9.61%   3.96%
February.......  0.58%  -2.71%   0.64%  2.38%   5.10%   6.31%  1.27%   8.65%   0.69%  3.59%  -2.24%  -0.83%  6.07%  -8.01%
March..........         -1.55%   1.24%  8.21%  -7.98%  -6.03%  4.23%   4.96%   1.70% 12.14%  -0.23%  -1.45%  8.13%   0.47%
April..........          1.89%   2.71% -4.11%  -0.43%  -2.46% -4.32%   0.48%   7.93%  0.53%  -1.28%  -1.39%  3.02%   5.96%
May............          0.59%   4.88%  1.26%   5.69%  -0.94% -0.74%   1.65%  -2.50% -3.96%  -1.64%  -2.99% -4.03%  -0.75%
June...........          3.38%   5.76%  3.20%  -3.87%  -1.46%  1.07%  -0.40%  -1.42% -3.19%   5.62%   0.98% -6.88%   7.95%
July...........         -2.15%  -2.26%  4.45%  -0.95%   3.39%  2.72%   3.49%   0.54%  0.18%  -4.37%   1.59% -4.03%  -4.41%  -9.62%
August.........          2.56%  -1.12%  5.87%   1.81%   2.05% 11.29%   3.94%  -0.99%  5.50%   1.04%   0.05%  1.11%   0.10%  13.44%
September......          8.30%   1.57%  4.07%   6.54%   0.07% 12.82%  -5.13%  -3.67%  1.49%   8.29%   1.23% 13.23%   1.55%   2.46%
October........         -3.88%  -0.54%  2.05%  -1.92%   4.52% -0.20%  -1.55%  -0.34%  4.73%  -3.58%   2.57% 10.13%   5.78%  17.19%
November.......          0.66%   4.08% -4.19%   8.34%   4.49% -2.15%   4.33%  -2.26%  0.50%   2.04%   1.02% -3.10%   9.07%  -1.87%
December.......          3.57%   1.31%  1.40%  11.70%   2.01%  5.46%   1.74%   0.42%  2.08%  -0.79%   4.12% -0.98%  -1.76%   3.83%
-----------------------------------------------------------------------------------------------------------------------------------
Annual (Period)  0.44%   9.38%  21.34% 25.83%  23.69%   7.35% 34.11%  27.05%   9.52% 30.26%   6.87%   1.88% 34.01%  20.13%  25.44%
Rate of Return(2)
===================================================================================================================================


         Name of Fund:                                               Tudor Fund For Employees L.P.
         Type of Fund:                                               Publicly Offered
         Inception of Trading:                                       July 2, 1990
         Aggregate Subscriptions Since Inception (3):                $73,748,000
         Aggregate Redemptions Since Inception (3):                  $45,718,000
         Current Net Assets (3):                                     $67,249,000
         Largest Monthly Percentage Drawdown (4):                    March 2000 (-7.98%)
         Worst Peak to Valley Percentage Drawdown (5):               March 1, 1999--June 30, 1999 (-10.53%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

         The performance data presented above has been calculated on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

         (1) "Monthly Rate of Return" is calculated by dividing Net Performance by Beginning Net Assets plus Additions. Monthly Rate of Return does not take into account Withdrawals. Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

              "Additions" represents all additional capital contributed during a month.

              "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

              "Net Assets" means the market value of the Partnership's assets less any accrued liabilities.

              "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

              "Withdrawals" represents all withdrawals of capital during a month.

         (2) "Annual (Period) Rate of Return" is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

         (3)  As of March 1, 2004.

         (4) "Largest Monthly Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

         (5) "Worst Peak to Valley Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.